Exhibit 99.1

Skillful Craftsman Announces Director Change

WUXI, China, August 16, 2021 (GLOBE NEWSWIRE) -- Skillful Craftsman Education Technology Ltd. (“the Company” or “Skillful Craftsman”) (NASDAQ: EDTK), an education technology company providing interactive online learning services, today announced that its board of directors (the “Board”) has appointed Mr. Shaowei Zhang as a new independent director of the Board to succeed Mr. Limin Huang, who has resigned on August 13, 2021.

Mr. Shaowei Zhang is the founder of First High-School Education Group Co., Ltd ("First High-School Education") (NYSE: FHS). Mr. Zhang has served as the chairman of board of directors and chief executive officer of First High-School Education since September 2018. Prior to founding First High-School Education, Mr. Zhang established and served as the principal of Kunming Qihang Education and Training School and Kunming Epoch Giant Tutorial School in 2006 and 2009, respectively. Mr. Zhang established Kunming College Student Private Tutorial Services Station and Kunming Xindenuo Accounting Training Center in 2003 and 2004, respectively. Mr. Zhang serves as a member of the Yunnan Provincial Committee of the Chinese People’s Political Consultative Conference and a director of Long-Spring Institute of Learning and Human Development of Tsinghua University. Mr. Zhang received his bachelor’s degree in accounting in 2006 and his master’s degree in business administration in 2012 from Kunming University of Science and Technology. Mr. Zhang is currently pursuing his doctorate degree in education from Tsinghua University.

Mr. Zhang has been determined by the Board to satisfy the independence requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Immediately following the appointment of Mr. Zhang, the Company’s Board will consist of five directors, including three independent directors. The Company’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will continue to solely comprise independent directors with the following compositions.

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Chairperson	Steven Yuan Ning Sim	Shaowei Zhang	Huiqing Ye
Member	Shaowei Zhang	Steven Yuan Ning Sim	Steven Yuan Ning Sim
Member	Huiqing Ye	Huiqing Ye	Shaowei Zhang

Mr. Xiaofeng Gao, Chairman and Co-Chief Executive Officer of Skillful Craftsman, commented, “We are excited to welcome Mr. Shaowei Zhang to join us. He is a fantastic addition to our team, and we look forward to drawing on his network, experience and insights as we conduct future direction review and implement growth strategies accordingly. We will work towards formulating a plan that will create long-term value for all shareholders.”

Mr. Shaowei Zhang, Director of Skillful Craftsman, stated, “I am excited to join Skillful Craftsman as a key supporter for China’s education reform and development for labor employment with relentless focus on providing interactive online vocational training and virtual simulation experimental training courses. I look forward to partnering with the Board as the company continues to advance education technology and explore vocational education market."

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. For more information, please visit: http://ir.skillfulcraftsman.com/.

Safe Harbor Statement

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements described in or implied by such statements. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com